

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 16, 2013

Via E-mail
Themistocles Psomiadis
Chief Executive Officer
NatureWell, Incorporated
110 West C Street
San Diego, California 92101

> **Re:** **NatureWell, Incorporated**
> **Current Report on Form 8-K**
> **Filed March 21, 2013**
> **File No. 0-26108**

Dear Mr. Psomiadis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1.01 Entry Into Material Definitive Agreement, page 3

1.   You state that the disclosure regarding the merger agreement is "qualified in its entirety by reference to the full text of the Merger Agreement." Please revise either to delete this statement or to state that the report contains all material information regarding the agreement.

Item 2.01 Completion or Acquisition or Disposition of Assets, page 3

2.   In the third paragraph you refer to a "reverse merger" where it appears that a reverse stock-split is meant. Please revise or advise.

Current Business of Company, page 5

3.   Please revise to provide a fuller discussion of your business, including the following:
- What type of relationship, if any, exists between the EsoTV subsidiary you discuss on page 5, and Eso.TV found on the website US.Eso.TV.
- How many TV stations broadcast your programs?
- How many telecommunications partners do you have? What portion of those companies' revenue comes to you? Do you receive a large percentage of your income from any one or more of these partners? In this regard we note the disclosure under Note 11(a) to the financial statements. Be sure to file as exhibits all material contracts. Please refer to Item 601 of Regulation S-K.
- You state that you have the capacity to broadcast your signal throughout Latin America. Do you intend to expand your broadcasts to countries outside of Brazil?
- Describe your target audience.

4.   It appears that the company is located in Brazil, and that one or more of the principals of the company may be foreign nationals and residents. If so, please add a risk factor discussing the risk that investors may have limited recourse against them in the United States.

Management, page 16

5.   Please revise the paragraph regarding Jesus Quintero to disclose more clearly his business experience during the past five years. Please see Item 401(e)(1) of Regulation S-K.

Description of Securities, page 22

6.   Please revise the filing throughout to eliminate any discrepancies in the number of shares disclosed. For example, on pages 4 and 22 you appear to have two different numbers of outstanding common shares. In addition, if the effectiveness of the merger and the reverse stock-split have taken place, update the number of shares throughout.

Exhibit 99.1 Consolidated Financial Statements of BIMI

Report of Independent Registered Public Accounting Firm, page 3

7.   We note that your audit report was signed by an audit firm based in Cornelius, North Carolina. We also note that you conduct almost all of your operations, generate substantially all of your revenues and locate your assets in Brazil. After asking your

auditor, please tell us where the majority of the audit work was conducted and how they concluded that it is appropriate to have an audit report issued by an auditor licensed in North Carolina.

Note 6 – Tax Installments Payable, page 15

8.   We note on pages 11 and 15 that you entered into an installment plan with the tax authority in Brazil to pay income tax due over time. Please expand the disclosure on page 15 to include the terms of the installment plan including the periods of repayment, the amount to be paid in each period and any interest or penalties included in the installment plan.

Note 8 – Income Taxes, page 16

9.   We note that your current income taxes were $303,679 on pretax income of $364,419. Please expand the disclosure to explain the difference between the statutory income tax rate in Brazil and the effective tax rate for the periods presented pursuant to ASC 740-10-50-11.

Note 14 – Subsequent Events, page 19

10.   Please revise to include subsequent events disclosure for the transaction between BIMI and Naturewell.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   ·   the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Claire DeLabar, Staff Accountant, at (202) 551-3733 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions relating to the financial statements. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director